

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

March 18, 2009

VIA U.S. MAIL

Mr. Claudio Mannarino
Vice President-Finance and Chief Financial Officer
API Nanotronics Corp.
2300 Yonge Street, Suite 1710
Toronto, Ontario

> **RE:** **API Nanotronics Corp.**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed on August 25, 2008**
> **File No. 000-29429**

Dear Mr. Mannarino:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief